UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number 001-38370

CollPlant Holdings Ltd.

(Exact name of registrant as specified in its charter)

3 Sapir Street, Weizmann Science Park

Ness Ziona 74140, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

On May 3, 2018, Collplant Holdings Ltd. (the “Company”) announced that on June 7, 2018 it will hold at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. law firm, at One Azrieli Center, Round Building, 40th Floor, Tel-Aviv, Israel three separate extraordinary general meetings as follows: (i) the meeting of the Company’s shareholders to be held at 10:00 a.m. Israel time; (ii) the meeting of holders of Series I Warrants to be held at 10:30 a.m. Israel time; and (iii) the meeting of holders of Series K Warrants to be held at 11:00 a.m. Israel time, or at any adjournment. In connection with the meetings, the Company furnishes the following documents:

1.	A copy of the Notice and Proxy Statement with respect to the Company’s Extraordinary General Meeting of Shareholders and Holders of Series I Warrants and Series K Warrants describing the proposals to be voted upon at the meetings, the procedure for voting in person or by proxy at the meetings and various other details related to the meetings, attached hereto as Exhibit 99.1;

2.	A form of Proxy Card whereby holders of ordinary shares of the Company may vote at the meeting without attending in person, attached hereto as Exhibit 99.2;

3.	A form of Voting Instruction Card whereby holders of ADSs of the Company may instruct Bank of New York Mellon to vote at the meeting without attending in person, attached hereto as Exhibit 99.3.

4.	A form of Proxy Card whereby holders of Series I Warrants may vote at the meeting without attending in person, attached hereto as Exhibit 99.4;

5.	A form of Proxy Card whereby holders of Series K Warrants may vote at the meeting without attending in person, attached hereto as Exhibit 99.4;

Exhibit Index

Exhibit No.	Description

99.1	Notice and Proxy Statement with respect to the Company’s Extraordinary General Meeting of Shareholders and Holders of Series I Warrants and Series K Warrants

99.2	Proxy Card for holders of ordinary shares with respect to the Company’s Extraordinary General Meeting of Shareholders

99.3	Voting Instruction Card for holders of the Company’s ADS holders with respect to the Company’s Extraordinary General Meeting of Shareholders

99.4	Proxy Card for holders of Series I Warrants with respect to the Company’s Extraordinary General Meeting of holders of Series I Warrants

99.5	Proxy Card for holders of Series K Warrants with respect to the Company’s Extraordinary General Meeting of holders of Series K Warrants

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLPLANT HOLDINGS LTD.

Date: May 3, 2018	By:	/s/ Eran Rotem
Name: Eran Rotem
Title: Deputy CEO and Chief Financial Officer

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